

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 11, 2012

Via E-mail
Mr. James Miller
Chief Financial Officer
Barrett Business Services, Inc.
8100 NE Parkway Drive
Suite 200
Vancouver, WA 98662

      Re: Barrett Business Services, Inc.
               Form 10-K for the fiscal year ended December 31, 2010
               Filed April 1, 2011
               File No. 0-21886

Dear Mr. Miller:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Robert S. Littlepage for

      Larry Spirgel
      Assistant Director